SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 29, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated March 29, 2005 “Ericsson corrects misprint in the Annual Report 2004”.

Ericsson Press Releases

Ericsson corrects misprint in the Annual Report 2004

Date: Tuesday, March 29 2005

In the Annual Report 2004 certain figures in a section of the Board of Directors’ report are misprinted. The misprint occurs in the text section and does not influence other published statements for the annual report for 2004.

In the Annual Report, in the section Board of Directors’ Report (and the US version, the so called 20F) for 2004, under the heading Proposed Disposition of Earnings, the correct figures shall be:

Amount to be paid to the shareholders: SEK 4,033,064,670

Amount to be retained by the Parent Company: SEK 12,105,832,284

Total non-restricted equity of the Parent Company: SEK 16,138,896,954

The misprint does not affect any other part of Ericsson’s Annual Report for 2004.

In Annual Report 2004, the complete version, the misprint is found on page 26. In Summary Report 2004, the shorter version of the annual report, the misprint is found on page 34.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Pia Gideon, Vice President, Market & External Relations Ericsson Group Function Communications

Phone: +46 8 719 28 64, +46 8 719 69 92

E-mail: press.relations@ericsson.com

Investors

Gary Pinkham, Vice President, Investor Relations Ericsson Group Function Communication

Telefon: +46 8 719 00 00

E-mail: investor.relations.se@ericsson.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/s/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: March 29, 2005